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                          August 19, 2021

       Douglas J. Cahill
       Chief Executive Officer
       Hillman Solutions Corp.
       10590 Hamilton Avenue
       Cincinnati, OH 45231

                                                        Re: Hillman Solutions
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed August 13,
2021
                                                            File No. 333-258823

       Dear Mr. Cahill:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Thomas
Jones at 202-551-3602 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Craig E. Marcus